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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gloucester Coal Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gloucester Coal Limited

(Name of Person(s) Furnishing Form)

Common stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, NSW 2067, Australia,

+61 29413 4802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 April 2009

(Date Tender Offer/Rights Offering Commenced)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	English translations of the following documents are attached as exhibits hereto.

(1) Bidder’s Statement and Target’s Statement, dated 30 April 2009*.

(2) First Supplementary Bidder’s Statement, dated 14 May 2009**.

(3) Second Supplementary Bidder’s Statement, dated 18 May 2009***.

(4) Third Supplementary Bidder’s Statement, dated 19 May 2009.

*	Previously submitted on 1 May 2009.
**	Previously submitted on 15 May 2009.
***	Previously submitted on 19 May 2009.

(b)	Not Applicable.

Item 2. Informational Legends

Not Applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Included in the documents attached as exhibits hereto.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Gloucester Coal Limited has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission, on May 1 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Lord
(Signature)

Robert Lord, Director
(Name and Title)

20 May 2009
(Date)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Third Supplementary Bidder’s Statement

1	Introduction

This document is a supplementary bidder’s statement under section 643 of the Corporations Act 2001 (Cth). It is the third supplementary bidder’s statement (Third Supplementary Bidder’s Statement) issued by Gloucester Coal Ltd ABN 66 008 881 712 (Gloucester) in relation to its off-market takeover bid for all the ordinary shares in the capital of Whitehaven Coal Ltd ABN 68 124 425 396 (Whitehaven). This Third Supplementary Bidder’s Statement supplements, and should be read together with, Gloucester’s bidder’s statement dated 30 April 2009 (Original Bidder’s Statement), Gloucester’s first supplementary bidder’s statement dated 14 May 2009 and Gloucester’s second supplementary bidder’s statement dated 18 May 2009.

2	Miscellaneous market data

2.1	Offer consideration comparison

The following table sets out:

•	the value of 1 Gloucester Share, based on the closing price on the relevant date;

•	the value of 2.45 Whitehaven Shares, based on the closing price of 1 Whitehaven Share on the relevant date; and

•	the difference in value between 1 Gloucester Share and 2.45 Whitehaven Shares, based on the closing prices referred to above, on the relevant date.

Date	Value of 1 Gloucester Share	Value of 2.45 Whitehaven Shares	Difference in value	Percentage difference in value[1]
19 February 2009	$3.28	$3.71	$(0.43)	(13.16)%
26 February 2009	$3.90	$3.99	$(0.09)	(2.40)%
29 April 2009	$5.11	$4.86	$0.25	4.83%
4 May 2009	$5.41	$4.83	$0.58	10.79%
15 May 2009	$5.89	$5.64	$0.26	4.33%
18 May 2009	$6.94	$5.54	$1.40	20.22%

[1]

This has been calculated by subtracting the value of 2.45 Whitehaven Shares from the value of 1 Gloucester Share and dividing the result by the value of 1 Gloucester Share. The value of the Gloucester Shares and Whitehaven Shares are based on the closing prices of those securities on the relevant date.

2.2	Closing share price information

The following table sets out the closing shares prices for Gloucester and Whitehaven on the specified dates.

Date[2]	Gloucester	Whitehaven
19 February 2009[3]	$3.28	$1.52
26 February 2009[4]	$3.90	$1.63
29 April 2009[5]	$5.11	$1.99
4 May 2009[6]	$5.41	$1.97
15 May 2009[7]	$5.89	$2.30
18 May 2009[8]	$6.94	$2.26

The VWAP price of Gloucester Shares, over the 30 trading-day period from 8 January 2009 to 19 February 2009, was $3.47.

2.3	Market capitalisation information

The following table sets out the market capitalisation for each of Gloucester, Whitehaven and the Merged Group on the specified dates.

The market capitalisation for each of Gloucester and Whitehaven has been calculated by multiplying the closing share prices for each company on the relevant dates by the number or shares on issue on those dates.

The market capitalisation for the Merged Group has been calculated by adding the market capitalisation for each of Gloucester and Whitehaven on the relevant dates.

[2]	All figures are based on the closing price on each of the relevant dates.
[3]	Being the last trading day before Gloucester’s off-market takeover bid for Whitehaven was announced.
[4]	Being the last trading day before Noble announced its intention to make an offer to acquire all the Gloucester Shares for $4.85 per Gloucester Share.
[5]	Being the last trading day before the date of the Original Bidder’s Statement.
[6]	Being the last trading day before Noble announced that it was increasing its offer to $6.00 for each Gloucester Share.
[7]	Being the last trading day before Noble announced that it was increasing its offer to $7.00 for each Gloucester Share.
[8]	Being the last trading day before the date of this Third Supplementary Bidder’s Statement.

Date	Gloucester	Whitehaven	Merged Group
19 February 2009	$268 million	$617 million	$885 million
26 February 2009	$318 million	$664 million	$982 million
29 April 2009	$417 million	$808 million	$1,225 million
4 May 2009	$442 million	$802 million	$1,244 million
15 May 2009	$481 million	$936 million	$1,417 million
18 May 2009	$567 million	$920 million	$1,487 million

3	Synergies

3.1	Further detail on coal blending synergies

On page 54 of the Original Bidder’s Statement it was stated that:

“The Gloucester Directors and the Whitehaven Directors expect that the Merged Group will benefit from revenue benefits from coal blending which, over the medium term, are expected to average at least $10 million per annum on a pre-tax basis.”

The Gloucester Directors and the Whitehaven Directors confirm that these revenue benefits are expected to start accruing in the 2010 financial year and are expected to average at least $10 million per annum on a pre tax basis from (and including) the 2011 financial year until at least (and including) the 2015 financial year.

Coal blending is a well established technique utilised by coal producers and trading houses to optimise revenues. The different energy, ash, fluidity and sulphur properties of the Gloucester and Whitehaven coals means that greater revenues can be achieved through blending of the coals than can be achieved individually.

Specifications of the potential new blended coals comprise of different proportions of Gloucester and Whitehaven, and will be tailored towards key Asian markets.

The merged group’s potential blended products would include:

1)	a semi-soft coking coal product by blending high-fluidity, high ash, high sulphur Gloucester thermal coal with low-ash, low-sulphur Whitehaven PCI coal. This product will be targeted towards steel making customers in the seaborne market. Gloucester does not currently obtain any benefit from the high fluidity component of a certain thermal coal product that is currently produced and sold at a discount to the benchmark thermal price;

2)	a new thermal coal product, by blending Gloucester’s high ash high sulphur thermal coal with low-ash, low-sulphur Whitehaven thermal coal; and

3)	a new thermal coal product, by blending Gloucester’s remaining coal with the low-ash, low-sulphur Whitehaven thermal coal.

Blending of Gloucester and Whitehaven coal would minimise the traditional Gloucester thermal coal discount, allowing greater product volumes to be sold in line with benchmark coal prices.

3.2	Other potential synergies

The Original Bidder’s Statement (at section 1.2, section 8.2(a) and section 8.2(b)) refers to various potential synergies. The Gloucester Directors and the Whitehaven Directors note that these are potential synergies only and there is no guarantee that any of them will be realised.

4	Update on Noble Bid

On 8 May 2009, Gloucester advised that it would publish its Target’s Statement in response to the Noble Bid prior to 21 May 2009. Given the developments on Friday, 15 May 2009, which were referred to in Gloucester’s second supplementary bidder’s statement dated 18 May 2009, Gloucester now advises that it expects to publish its Target’s Statement on or before Friday, 22 May 2009.

5	Consents

Whitehaven has given, and not withdrawn before the lodgment of this Third Supplementary Bidder’s Statement with ASIC, its written consent to be named in this Third Supplementary Bidder’s Statement in the form and context in which it is so named.

Each of the directors of Whitehaven has given, and not withdrawn before the lodgment of this Third Supplementary Bidder’s Statement with ASIC, his written consent to be named in this Third Supplementary Bidder’s Statement in the form and context in which he is so named.

6	Other notices

6.1	Definitions

Unless the context otherwise requires, terms defined in the Original Bidder’s Statement and First Supplementary Bidder’s Statement have the same meaning as in this Third Supplementary Bidder’s Statement.

6.2	Forward looking statements

Some of the statements appearing in this Third Supplementary Bidder’s Statement may be in the nature of forward looking statements. You should be aware that such statements are either statements of current expectation or only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Whitehaven and Gloucester and the members of the Gloucester Group and the Whitehaven Group operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Gloucester, Whitehaven, the respective officers and employees of Gloucester and Whitehaven, any persons named in this Third Supplementary Bidder’s Statement with their consent or any person involved in the preparation of this Third Supplementary Bidder’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Third Supplementary Bidder’s Statement reflect views held only as at the date of this Third Supplementary Bidder’s Statement.

6.3	Responsibility statement

The information in this Third Supplementary Bidder’s Statement relating to Whitehaven (the Whitehaven Information) is the sole responsibility of Whitehaven and neither Gloucester nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Whitehaven Information.

The information in this Third Supplementary Bidder’s Statement, other than the Whitehaven Information (the Gloucester Information), is the sole responsibility of Gloucester and neither Whitehaven nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Gloucester Information.

6.4	Disclaimers as to information

The information on Whitehaven, Whitehaven’s securities and the Whitehaven Group contained in this Third Supplementary Bidder’s Statement has been prepared by Gloucester using publicly available information and limited non-public information made available to Gloucester by Whitehaven. The information in this Third Supplementary Bidder’s Statement concerning Whitehaven and the assets and liabilities, financial position and performance, profits and losses and prospects of the Whitehaven Group, has not been independently verified by Gloucester. Accordingly Gloucester does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

6.5	Lodgment with ASIC

A copy of this Third Supplementary Bidder’s Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

Approval of Third Supplementary Bidder’s Statement

This Third Supplementary Bidder’s Statement has been approved by a unanimous resolution passed by the directors of Gloucester Coal Ltd.

19 May 2009

Signed for and on behalf of Gloucester Coal Ltd by

/s/ Andy J Hogendijk
Andy J Hogendijk, Chairman